

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 10, 2010

Theodore D. Crandall
Senior Vice President and
Chief Financial Officer
Rockwell Automation, Inc.
1201 South 2nd Street
Milwaukee, Wisconsin 53204

      Re: Rockwell Automation, Inc.
             Form 10-K for the year ended September 30, 2009
                 Filed November 18, 2009
             File No. 1-31783

Dear Mr. Crandall:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           Kevin L. Vaughn
                           Accounting Branch Chief